Tri-Tech Holding Inc.

April 13, 2010

VIA EDGAR AND FACSIMILE Pamela Long Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 4631 100 F Street, N.E. Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.

Registration Statement on Form S-1, as amended

File Number 333-164273

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for April 14, 2010 at 2:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Bradley A. Haneberg at Kaufman & Canoles, our counsel, who can be reached by phone at (804) 771-5795 or by fax at (804) 771-5777.

Very truly yours,
Tri-Tech Holding Inc.

/s/ Warren Zhao
Warren Zhao
Chief Executive Officer

April 13, 2010

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-164273)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 2:00 p.m. (NYT) on Wednesday, April 14, 2010, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from March 26, 2010 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated March 26, 2010

870 copies to prospective institutional investors, dealers and others

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

NEWBRIDGE SECURITIES CORPORATION
BREAN MURRAY, CARRET & CO., LLC as Representatives

By:	NEWBRIDGE SECURITIES CORPORATION

By:	/s/ Douglas K. Aguililla
Name:	Douglas K. Aguililla
Title:	Executive Managing Director - Investment Banking

By:	BREAN MURRAY, CARRET & CO., LLC

By:	/s/ Kenneth Kirsch
Name:	Kenneth Kirsch
Title:	Chief Financial Officer